October 15, 2018


Wayne Potters
President and Chief Executive Officer
SG Commercial Mortgage Securities, LLC
245 Park Avenue
New York, NY 10167

       Re:    SG Commercial Mortgage Securities, LLC
              Registration Statement on Form SF-3
              Filed October 10, 2018
              File No. 333-227770

Dear Mr. Potters:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Lulu Cheng at 202-551-3811 or me at 202-551-3850 with any questions.


                                                           Sincerely,

                                                           /s/ Katherine Hsu

                                                           Katherine Hsu
                                                           Office Chief
                                                           Office of Structured
Finance


cc:    Frank Polverino, Cadwalader, Wickersham & Taft LLP
       David Gingold, Cadwalader, Wickersham & Taft LLP